UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CSS Industries, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

125906107

(CUSIP Number)

Richard A. Bernstein

Andrew D. Siegel

Ribs Capital, LLC

18 Rockledge Road

Rye, New York 10580

914-305-3190

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 16, 2020

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 125906107	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Ribs Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 857,114
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 857,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 857,114
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.65%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 125906107	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Purple Stream LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 857,114
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 857,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 857,114
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.65%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 125906107	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Richard A. Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 857,114
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 857,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 857,114
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.65%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 125906107	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS Andrew Siegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900
	8	SHARED VOTING POWER 857,114
	9	SOLE DISPOSITIVE POWER 900
	10	SHARED DISPOSITIVE POWER 857,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 858,014
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 125906107	Page 6 of 7 Pages

Item 1. Security and Issuer.

This Amendment No. 3 (this “Amendment”) amends certain Items of the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 21, 2019 (the “Original 13D”), as amended by the Schedule 13D/A filed with the SEC on November 4, 2019 (“Amendment No. 1”) and as amended by the Schedule 13D/A filed with the SEC on January 9, 2020 (“Amendment No. 2”, and, together with the Original 13D and Amendment No. 2, the “Amended 13D”) by Ribs Capital LLC, a Delaware corporation (“Ribs Capital”) and others relates to the common stock, $0.10 par value per share (the “Shares”), of CSS Industries, Inc., a Delaware corporation (the “Company”) by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed in the Amended 13D.

Item 4. Purpose of the Transaction.

On January 16, 2020, Ribs Capital made a demand to obtain a stockholder list and certain related records of the Company pursuant to Section 220 of the Delaware General Corporation Law (the “Demand Letter”). The Demand Letter is attached as Exhibit 99.2 and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 21, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing of this Amendment on behalf of each of them.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated January 21, 2020, between Ribs Capital, LLC, Purple Stream LLC, Richard A. Bernstein, and Andrew Siegel.

99.2	Letter to CSS Industries, Inc. from Ribs Capital LLC, dated as of January 16, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: January 21, 2020

RIBS CAPITAL, LLC
By: Purple Stream LLC, as Managing Member

By:	/s/ Richard A. Bernstein
Name:	Richard A. Bernstein
Title:	Manager

PURPLE STREAM LLC

By:	/s/ Richard A. Bernstein
Name:	Richard A. Bernstein
Title:	Manager

RICHARD A. BERNSTEIN

/s/ Richard A. Bernstein

ANDREW SIEGEL

/s/ Andrew Siegel